Exhibit 99.1

Tencent Music Entertainment Group Announces First Quarter 2021 Unaudited Financial Results

SHENZHEN, China, May 17, 2021 /PRNewswire/ --Tencent Music Entertainment Group ("Tencent Music," "TME," or the "Company") (NYSE: TME), the leading online music and audio entertainment platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

Financial and Operational Highlights

In the three months ended March 31, 2021:

•	Online music paying users reached 60.9 million, increasing by 42.6% year-over-year. On a sequential basis, the number of online music paying users grew by 4.9 million, the largest quarterly net increase since 2016. Paying ratio was 9.9%, up from 8.0% and 9.0% in the third and fourth quarters of 2020, respectively.

•	Total revenues were RMB7.82 billion (US$1.19 billion), representing an increase of 24.0% year-over-year.

•	Online music services revenues grew by 34.5% year-over-year. Revenues from music subscriptions were RMB1.69 billion (US$258 million), representing 40.2% year-over-year growth. Revenues from advertising services recorded over 100% year-over-year growth.

•	Net profit of the Company was RMB979 million (US$149 million) and net profit attributable to equity holders of the Company was RMB926 million (US$141 million).

•	Non-IFRS net profit of the Company[1] was RMB1.24 billion (US$188 million) and Non-IFRS net profit attributable to equity holders of the Company1 was RMB1.18 billion (US$180 million).

"2021 began on a solid note as we hit multiple milestones across the spectrum of our business, while investing in future initiatives aimed at improving our long-term positioning. For online music services, our revenue growth accelerated quarter-over-quarter, driven by strong momentum in music subscriptions and advertising services. Net addition of online music paying users reached a record high of 4.9 million during the quarter, and the quarterly paying ratio was 9.9%. With a focus on community building, and expanding content coverage, whether mainstream or new hits, licensed or self-produced, and audio or video, we will broaden and deepen our engagement with users," said Mr. Cussion Pang, Executive Chairman of Tencent Music. "Our social entertainment services delivered a solid performance in the first quarter against the backdrop of an evolving and challenging environment, and we will strive to sharpen our edge in this space. For our long-form audio business, we have made significant breakthroughs, with 20% of our music MAUs listening to long-form audio in the first quarter, which allows us to further advance our evolution into an all-in-one online music and audio entertainment destination in China. Looking into the future, we are committed to revitalizing our overall user engagement, sustaining the trend toward music subscriptions, and nurturing strategic activities such as long-form audio," concluded Mr. Pang.

_______________

1 Non-IFRS net profit and Non-IFRS net profit attributable to equity holders of the Company was arrived at after excluding the combined effect of amortization of intangible assets and other assets arising from acquisitions, share-based compensation expenses, net losses/gains from investments, fair value change on puttable shares and income tax effects.

Recent Operational Highlights

•	TME's online music and social entertainment services key operating metrics*

	1Q21	1Q20	YoY %
Mobile MAU - online music (million)	615	657	(6.4%)
Mobile MAU - social entertainment (million)	224	261	(14.2%)
Paying users - online music (million)	60.9	42.7	42.6%
Paying users - social entertainment (million)	11.3	12.9	(12.4%)
Monthly ARPPU - online music (RMB)	9.3	9.4	(1.1%)
Monthly ARPPU - social entertainment (RMB)	149.7	110.3	35.7%

•	The year-over-year decline in online music mobile MAUs was primarily due to some churn of our casual users served by pan-entertainment platforms. For our core music users, they have become more engaged with our platform, as evidenced by a year-over-year increase in total music user time spent during the first quarter of 2021. In addition, our services offered in a wider range of use cases will better cater to evolving user demand and improve user engagement.

•	While social entertainment mobile MAUs declined year-over-year, reflecting the changing competitive landscape, both MAUs and daily active users increased on a quarterly basis for the first quarter of 2021.

•	Riding on the popularization of smart devices, we are actively expanding potential user coverage for all our services in IoT devices. For the three months ended March 31, 2021, IoT MAUs through in-car systems, smart speakers, TV and other connected devices were 69 million, representing an increase of 50.0% year-over-year.

•	We further strengthened our content offering by enriching our music offering in both variety and size:

-	Enhanced coverage of genres such as hip-hop, Chinese ancient style, music for popular television programs, variety shows and online games has enabled us to boost user engagement amongst the younger generation: a) we strived to build a wider audience for hip-hop in China through the program Rappers’ Alliance while providing both rising and top-tier established rappers with stage and publicity support as well as commercialization opportunities; b) we continued to invest in Chinese ancient style music and advocated the popularity of the Chinese traditional culture, by providing content creation and promotion venues for a number of renowned musicians in this genre and in many cases, helping promote their works to the top of music charts; c) the highly acclaimed theme song "Battle For Glory" for "PUBG Mobile” that we jointly created with Tencent Games, was another example of our collaboration efforts with the broader Tencent ecosystem.

-	In May, we announced the multi-year extension of the digital distribution agreement with Sony Music Entertainment (“SME”), exploring new ways of music marketing and promotion of new artists, as well as deepening our reach to Japanese pop culture fans in China.

-	On a year-over-year basis, the number of artists on our Tencent Musician Platform more than doubled to over 200,000, and their music streaming volume recorded double-digit growth for the first quarter of 2021.

•	With a music-centric approach, we upgraded our products to be more social, personalized and visually appealing during the first quarter of 2021:

-	Putong Community has continued to gain popularity, growing in user penetration and retention rate quarter-over-quarter, and has become one of the leading channels for fan-idol interaction and content promotion.

-	Kugou Fans Club has also drawn many leading artists, labels and content IPs to interact with their fans live, resulting in an increasing proportion of young users in this community, as well as sequential increases in penetration and time spent per user.

•	For long-form audio, we made noteworthy progress in both our integrated and standalone approaches, as well as its monetization during the first quarter of 2021:

-	After exceeding 100 million MAUs at the end of 2020, MAU penetration reached 20.0% compared to 5.5% in the first quarter of 2020. We also witnessed a positive impact from long-form audio on our users and their levels of engagement.

-	Significantly enriched long-form audio content offering with the number of licensed titles more than quadrupled year-over-year.

-	Accelerated the addition of PUGC and UGC long-form audio content. QQ Music launched the Ground Zero Podcast program, which offers financial resources and tools that enable original podcast content creation.

-	In March 2021, we completed the acquisition of Lazy Audio and started consolidation. We also integrated Kuwo Changting with Lazy Audio to form Lanren Changting in April, a new brand for our long-form audio business.

-	We recently started our foray into ad-based monetization giving our users easy access to a vast amount of high-quality audio content.

[*] For the definitions of the cited key operating metrics, please refer to the introduction section in the Company's 2020 20-F filed on April 9, 2021. The monthly ARPPU of social entertainment services is calculated based on revenues from social entertainment services and others, including advertising services provided on our social entertainment platforms.

First Quarter 2021 Financial Results

Revenues

Total revenues for the first quarter of 2021 increased by RMB1.51 billion, or 24.0%, to RMB7.82 billion (US$1.19 billion) from RMB6.31 billion in the same period of 2020.

·	Revenues from online music services for the first quarter of 2021 increased by 34.5% to RMB2.75 billion (US$420 million) from RMB2.04 billion in the same period of 2020. The increase was driven by strong growth in music subscription revenues, supplemented by growth in advertising service revenues, partially offset by decrease in sublicensing revenues. Revenues from music subscriptions were RMB1.69 billion (US$258 million), a 40.2% growth compared to RMB1.21 billion in the first quarter of 2020, primarily due to increase in number of paying users by 42.6% year over year.

·	Revenues from social entertainment services and others for the first quarter of 2021 increased by 18.9% to RMB5.08 billion (US$775 million) from RMB4.27 billion in the same period of 2020. The increase was driven by increased revenues from live streaming and advertising on social entertainment platform. On a year-over-year basis, ARPPU increased by 35.7% in the first quarter of 2021 while paying user of social entertainment services decreased by 12.4%.

Cost of Revenues

Cost of revenues for the first quarter of 2021 increased by 23.6% to RMB5.36 billion (US$818 million) from RMB4.33 billion in the same period of 2020, primarily due to increased content costs related to royalties and revenue sharing fees.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2021 increased by 24.7% to RMB2.47 billion (US$376 million) from RMB1.98 billion in the same period of 2020. Gross margin was 31.5% for the first quarter of 2021, which increased from 31.3% in the same period of 2020.

Operating Expenses for the Period

Total operating expenses for the first quarter of 2021 increased by 33.8% to RMB1.56 billion (US$237 million) from RMB1.16 billion in the same period of 2020. Operating expenses as a percentage of total revenues increased to 19.9% in the first quarter of 2021 from 18.4% in the same period of 2020.

·	Selling and marketing expenses for the first quarter of 2021 were RMB672 million (US$103 million), representing an increase of 39.7% year-over-year from RMB481 million in the same period of 2020. This increase was primarily due to higher user acquisition expenses and spending related to TMEA event.

·	General and administrative expenses for the first quarter of 2021 were RMB883 million (US$135 million), representing an increase of 29.7% year-over-year from RMB681 million in the same period of 2020. The increase was mainly due to the Company’s increased investment in research and development to expand its competitive advantages in product and technology innovations.

Operating Profit for the Period

Operating profit was RMB1.16 billion (US$178 million) in the first quarter of 2021, compared to operating profit of RMB1.05 billion in the same period of 2020.

Income Tax Expenses

Effective tax rate for the first quarter of 2021 was 11.5%, compared to 12.8% in the same period of 2020, as some of our entities became qualified for certain tax benefits in the second half of 2020. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Profit and Non-IFRS Net Profit for the Period

Net profit attributable to equity holders of the Company for the first quarter of 2021 was RMB926 million (US$141 million), compared to net profit of RMB887 million in the same period of 2020. Non-IFRS net profit attributable to equity holders of the Company was RMB1.18 billion (US$180 million) for the first quarter of 2021, compared to RMB1.10 billion in the same period of 2020. Please refer to the section titled "Non-IFRS Financial Measure" for details.

Earnings per ADS

Basic and diluted earnings per American Depositary Shares ("ADS") were RMB0.55 (US$0.08) and RMB0.54 (US$0.08), respectively, for the first quarter of 2021. Non-IFRS basic and diluted earnings per ADS were RMB0.70 (US$0.11) and RMB0.69 (US$0.11), respectively, for the first quarter of 2021. During the first quarter of 2021, the Company had weighted averages of 1.68 billion basic and 1.70 billion diluted ADSs outstanding, respectively. Each ADS represents two of the Company's Class A ordinary shares. Please refer to the section titled "Non-IFRS Financial Measure" for details.

Cash Flows

Net cash provided by operating activities for the first quarter of 2021 was RMB1.88 billion (US$287 million), compared to RMB1.07 billion in cash provided by operating activities during the same period of 2020. Net cash used in investing activities for the first quarter of 2021 was RMB2.38 billion (US$364 million), compared to net cash used in investing activities of RMB4.10 billion during the same period of 2020. The fluctuation of cash flows from investing activities was primarily due to the purchase and maturity of term deposits and short-term investments, and payment for acquisitions and equity investments. Net cash used in financing activities for the first quarter of 2021 was RMB372 million (US$57 million), compared to RMB131 million of cash used in financing activities during the same period of 2020.

Cash, Cash Equivalents, Term Deposits and Short-term Investments

As of March 31, 2021, the combined balance of the Company's cash, cash equivalents, term deposits and short-term investments amounted to RMB26.97 billion (US$4.12 billion), compared to RMB28.94 billion as of December 31, 2020. The decrease in the combined balance was primarily due to increased cash used in investing activities and financing activities, primarily related to payment for acquisition of Lazy Audio, investment in a consortium to acquire a minority equity interest in UMG and repurchase of ordinary shares, partially offset by the maturity of term deposit and cash flow generated from operations of RMB1.88 billion (US$287 million). The Company's cash and cash equivalents balance was also affected by the change in the exchange rate of RMB to USD at different balance sheet dates. The exchange rate was 6.5518 to 1 on March 31, 2021.

Share Repurchase Program

Pursuant to the 2021 Share Repurchase Program announced on March 28, 2021, we have repurchased approximately 11.1 million ADSs from the open market with cash for an aggregate amount of approximately US$192 million up to the date of this earnings release.

Conference Call Information

Tencent Music's management will hold a conference call on Monday, May 17, 2021, at 8:00 P.M. Eastern Time or 8:00 A.M. Beijing Time on Tuesday, May 18, 2021, to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong, China Toll Free:	800-963-976
Access Code:	6514753

The replay will be accessible through May 24, 2021, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	10154625

A live and archived webcast of the conference call will also be available on the Company's investor relations website at https://ir.tencentmusic.com/.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.5518 to US$1.00, the noon buying rate in effect on March 31, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Tencent Music believes that non-IFRS net profit helps identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the period. Tencent Music believes that non-IFRS net profit for the period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit for the period should not be considered in isolation or construed as an alternative to operating profit, net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. Tencent Music encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit for the period represents profit for the year excluding amortization of intangible and other assets arising from acquisitions, share-based compensation expenses, net losses/gains from investments, fair value change on puttable shares and income tax effects.

Please see the "Unaudited Non-IFRS Financial Measure" included in this press release for a full reconciliation of Non-IFRS net profit for the period to its net profit for the period.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music and audio entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. Tencent Music's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. Tencent Music's platform comprises online music, online audio, online karaoke and music-centric live streaming services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 883606

SOURCE Tencent Music Entertainment Group

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED INCOME STATEMENT

	Three Months Ended March 31,
	2020	2021
	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)
Revenues
Online music services	2,044	2,749	420
Social entertainment services and others	4,267	5,075	775
	6,311	7,824	1,194
Cost of revenues	(4,334)	(5,358)	(818)
Gross profit	1,977	2,466	376

Selling and marketing expenses	(481)	(672)	(103)
General and administrative expenses	(681)	(883)	(135)
Total operating expenses	(1,162)	(1,555)	(237)
Interest income	174	154	24
Other gains, net	58	99	15
Operating profit	1,047	1,164	178

Share of net loss of investments accounted for using equity method	(11)	(27)	(4)
Finance cost	(20)	(31)	(5)
Profit before income tax	1,016	1,106	169

Income tax expense	(130)	(127)	(19)
Profit for the period	886	979	149

Attributable to:
Equity holders of the Company	887	926	141
Non-controlling interests	(1)	53	8

Earnings per share for Class A and Class B ordinary shares
Basic	0.27	0.28	0.04
Diluted	0.26	0.27	0.04

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.54	0.55	0.08
Diluted	0.53	0.54	0.08

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,306,901,002	3,354,845,726	3,354,845,726
Diluted	3,350,941,875	3,403,590,157	3,403,590,157

ADS used in earnings per ADS computation
Basic	1,653,450,501	1,677,422,863	1,677,422,863
Diluted	1,675,470,937	1,701,795,078	1,701,795,078

TENCENT MUSIC ENTERTAINMENT GROUP
UNAUDITED NON-IFRS FINANCIAL MEASURE

	Three Months Ended March 31,
	2020	2021
	RMB	RMB	US$
	(in millions, except per share data)
Profit for the period	886	979	149
Adjustments:
Amortization of intangible and other assets arising from acquisitions*	88	110	17
Share-based compensation	137	162	25
Losses from investments**	-	21	3
Fair value change on puttable shares ***	9	-	-
Income tax effects****	(17)	(37)	(6)
Non-IFRS Net Profit	1,103	1,235	188

Attributable to:
Equity holders of the Company	1,104	1,182	180
Non-controlling interests	(1)	53	8

Earnings per share for Class A and Class B ordinary shares
Basic	0.33	0.35	0.05
Diluted	0.33	0.35	0.05

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.67	0.70	0.11
Diluted	0.66	0.69	0.11

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,306,901,002	3,354,845,726	3,354,845,726
Diluted	3,350,941,875	3,403,590,157	3,403,590,157

ADS used in earnings per ADS computation
Basic	1,653,450,501	1,677,422,863	1,677,422,863
Diluted	1,675,470,937	1,701,795,078	1,701,795,078

* Represents the amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from acquisitions
** Including the net losses/gains on deemed disposals/disposals of investments, fair value changes arising from investments, impairment provision of investments and other expenses in relation to equity transactions of investments
*** Represents the fair value changes on the put liability of certain shares issued in 2018
**** Represents the income tax effects of Non-IFRS adjustments

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED BALANCE SHEET

	As at December 31, 2020	As at March 31, 2021
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
ASSETS
Non-current assets
Property, plant and equipment	176	181	28
Right-of-use assets	311	296	45
Intangible assets	2,020	2,551	389
Goodwill	17,492	19,062	2,909
Investments accounted for using equity method	2,255	3,551	542
Financial assets at fair value through other comprehensive income	9,771	8,432	1,287
Other investments	349	350	53
Prepayments, deposits and other assets	956	967	148
Deferred tax assets	303	308	47
Term deposits	2,953	3,453	527
	36,586	39,151	5,976

Current assets
Inventories	18	18	3
Accounts receivable	2,800	2,817	430
Prepayments, deposits and other assets	2,846	2,564	391
Other investments	37	37	6
Short-term investments	-	2,517	384
Term deposits	14,858	10,727	1,637
Cash and cash equivalents	11,128	10,274	1,568
	31,687	28,954	4,419

Total assets	68,273	68,105	10,395

EQUITY
Equity attributable to equity holders of the Company
Share capital	2	2	0
Additional paid-in capital	35,044	35,831	5,469
Shares held for share award schemes	(78)	(127)	(19)
Treasury shares	(134)	(461)	(70)
Other reserves	6,300	4,929	752
Retained earnings	11,111	12,037	1,837
	52,245	52,211	7,969
Non-controlling interests	486	532	81

Total equity	52,731	52,743	8,050

LIABILITIES
Non-current liabilities
Notes payables	5,175	5,213	796
Accounts payable	136	136	21
Other payables and other liabilities	68	58	9
Deferred tax liabilities	265	207	32
Lease liabilities	218	203	31
Deferred revenue	78	77	12
	5,940	5,894	900

Current liabilities
Accounts payable	3,565	3,915	598
Other payables and other liabilities	3,881	2,910	444
Current tax liabilities	445	602	92
Lease liabilities	103	109	17
Deferred revenue	1,608	1,932	295
	9,602	9,468	1,445

Total liabilities	15,542	15,362	2,345

Total equity and liabilities	68,273	68,105	10,395

TENCENT MUSIC ENTERTAINMENT GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	2020	2021
	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited
	(in millions)

Net cash provided by operating activities	1,066	1,878	287
Net cash used in investing activities	(4,096)	(2,382)	(364)
Net cash used in financing activities	(131)	(372)	(57)
Net decrease in cash and cash equivalents	(3,161)	(876)	(134)
Cash and cash equivalents at beginning of the period	15,426	11,128	1,698
Exchange differences on cash and cash equivalents	1	22	3
Cash and cash equivalents at end of the period	12,266	10,274	1,568